MTS SYSTEMS CORPORATION

14000 Technology Drive

Eden Prairie, Minnesota 55344

February 5, 2015

Mr. Kevin L. Vaughn	BY EDGAR

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 First St. NE

Washington, D.C. 20549

Re:	Comment Letter Dated January 23, 2015
MTS Systems Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended September 27, 2014
Filed November 26, 2014
Response Letter Dated February 5, 2015
File No. 000-2382

Dear Mr. Vaughn:

As requested, the Company hereby responds to the above-referenced Comment Letter dated January 23, 2015.

Form 10-K for the Fiscal Year Ended September 27, 2014

Note 8. Income Taxes, page F-28

1.	We note that you repatriated $9.6 million, $14.5 million, and $20.2 million of current earnings during fiscal years 2014, 2013, 2012. Additionally, we note that you have not recognized a deferred tax liability for the undistributed earnings of certain of your foreign operations because those subsidiaries have invested or will invest the undistributed earnings indefinitely. Please tell us the underlying reasons for the repatriation of foreign earnings in 2014, 2013 and 2012. Please also provide us with a detailed analysis that supports your conclusion that the remaining undistributed earnings of foreign earnings should be considered permanently reinvested. In this regard, explain why you believe it is appropriate to continue to make this assertion in light of the repatriation of earnings that took place over the last three years.

Response: After receiving your letter, we again reviewed Note 8 related to the disclosure that the Company has not recognized a deferred tax liability for the undistributed earnings of certain of our foreign operations. Notwithstanding the fact that some repatriation of earnings took place within the last three years related to our foreign subsidiaries in Germany, Japan and Korea for which the Company recognized the corresponding deferred taxes in each such fiscal year, most of the cumulative earnings of our foreign subsidiaries continue to meet the factors explained in detail below required for such earnings to be permanently reinvested. Therefore, we believe that our conclusion continues to be appropriate.

1

In accordance with the requirements of ASC 740-30-25-3, the Company assesses specific plans for reinvestment of undistributed earnings of each of our foreign subsidiaries to determine if remittance of the earnings will be postponed indefinitely. In assessing the plans for reinvestment of foreign subsidiary earnings for 2014, 2013, and 2012, the Company concluded that the current earnings of its foreign subsidiaries in Germany, Japan, and Korea did not meet the presumption of permanent reinvestment. With respect to earnings in Germany and Japan, a key consideration in this assessment was the Company’s ability to more effectively utilize these current earnings in the U.S. In addition, these earnings from Germany and Japan subsidiaries could be repatriated to the U.S. in a tax efficient manner. The conclusion for the current earnings of the Company’s subsidiary in Korea was reached primarily due to the inability of banks in Korea to meet the Company’s minimum bank investment grade requirements. Accordingly, the Company recognized the corresponding deferred taxes associated with the assumption that these current earnings of subsidiaries in Germany, Japan, and Korea would be repatriated to the U.S. As noted in your comment, the Company did in fact repatriate certain of these earnings during fiscal years 2014, 2013, and 2012.

At September 27, 2014, the Company had cumulative earnings of approximately $81 million that were considered permanently reinvested. Other than the previously mentioned earnings of our subsidiaries in Germany, Japan and Korea, all the cumulative earnings of the Company’s other foreign subsidiaries were evaluated and determined to be permanently reinvested. In addition, the undistributed earnings of the Company’s subsidiaries in Germany, Japan and Korea from years prior to 2010 continued to meet the presumption of permanent reinvestment at September 27, 2014.

The Company considered various factors in accordance with ASC 740-30 to determine the amount of earnings of its foreign subsidiaries that would remain permanently reinvested. For those earnings where the indefinite reversal criterion is asserted, the following evidence applies:

•	At September 27, 2014, the Company’s foreign subsidiaries had $42.9 million of cash. Of this balance, approximately $10.7 million was held by subsidiaries in Germany, Japan and Korea and could be distributed as those earnings have had the U.S. deferred taxes recorded as noted above. The fact that the offshore cash balance is significantly less than the permanently reinvested earnings of $81 million provides evidence of foreign reinvestment of these earnings in long term assets located outside of the United States.

•	The foreign subsidiaries require cash for working capital. Many of the subsidiaries’ customer sales are long cycle contracts that require significant working capital.

2

•	The cash is needed to fund the growth of the Company’s business outside the U.S. The Company’s growth has historically been outside the U.S. which increases the cash needs of these subsidiaries. The Company maintains levels of investment overseas to support future foreign growth potential and the structure of its foreign operations. Sales outside of the U.S., including export sales from U.S. business locations, accounted for 75% of the Company’s revenue in fiscal year 2014. The Company has been and will continue to consider acquisitions outside the U.S. for which non-U.S. earnings and cash would be needed.

•	The Company’s financial strategy and needs do not require the use of these earnings in the U.S. The Company’s U.S. earnings, cash flow and borrowing abilities are sufficient to fund the company’s cash needs within the U.S. The Company has had a $100 million unsecured credit facility (which was amended at the end of fiscal year 2014 to increase the amount available thereunder to $200 million) that efficiently supports any additional U.S. cash needs.

•	There are tax costs and foreign country legal reserve limitations on making distributions from foreign earnings.

•	There is no history of repatriations from most of the Company’s foreign subsidiaries and the Company has no plans to distribute the permanently reinvested earnings.

While the Company will continue to monitor the factors outlined above to ensure that it is properly recognizing deferred tax liabilities for its foreign operations when appropriate, we believe that our determination and disclosure on this matter in our Form 10-K for the fiscal year ended September 27, 2014 continues to be appropriate.

Representations

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven G. Mahon, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, at (952) 937-4286, Jeffrey P. Oldenkamp, Senior Vice President and Chief Financial Officer at (952) 937-4097, or me at (952) 937-4727.

Sincerely,

/s/ Jeffrey A. Graves

Jeffrey A. Graves

President and Chief Executive Officer

3